U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number 000-17541
                               CUSIP Number 743113 10 4

(Check One):  [   ] Form 10-K  [   ] Form 20-F   [   ] Form 11-K [X] Form 10-Q  [   ] Form 10-D [   ] Form N-SAR [   ] Form N-CSR
For Period Ended:  July 4, 2009

[	]	Transition Report on Form 10-K
[	]	Transition Report on Form 20-F
[	]	Transition Report on Form 11-K
[	]	Transition Report on Form 10-Q
[	]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:                                                       PRESSTEK, INC.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

10 Glenville Street

City, State and Zip Code                                                    Greenwich, Connecticut 06831

Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qor subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 2, 2011 within the prescribed time for the reasons described below.

The delay in filing the July 2, 2011 Form 10-Q is primarily caused by delays in documenting the supporting schedules for the report.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James R. Van Horn		(203) 769-8032
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [X]    No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [X]    No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report total revenue of $31.4 million, and an operating loss of $1.2 million in the second quarter of 2011.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 12, 2011                                                                       /s/ James R. Van Horn
                                                                                                       Name:   James R. Van Horn
                                                                                                       Title:    Vice President, General Counsel andSecretary